

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 7, 2009

Mr. Jeffrey L. Parker
Chief Executive Officer
ParkerVision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, Florida 32256

      **RE:    ParkerVision, Inc.**
               **Form 10-K for the Fiscal Year Ended December 31, 2008**
               **Filed March 16, 2009**
               **File No. 000-22904**

Dear Mr. Parker:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director